WELLS FARGO FUNDS MANAGEMENT, LLC.

525 MARKET STREET

SAN FRANCISCO, CA 94105

April 16, 2010

Linda Stirling

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Wells Fargo Funds Trust, File Nos. 333-164998 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on March 12, 2010 to the registration statement (the "Registration Statement") filed on Form N-14 by the Registrant on February 19, 2010, accession no. 0000907244-10-000217, relating to the acquisition of the assets of certain series of the Registrant and certain series of the Evergreen Trusts (as listed below) (the “Target Funds”) by certain series of the Registrant (“Acquiring Funds”), as follows:

Target (Merging) Fund	Trust of Target Fund	Acquiring (Surviving) Fund	Trust of Acquiring Fund
Evergreen Equity Income Fund	Evergreen Equity Trust	Wells Fargo Advantage Classic Value Fund	Registrant
Wells Fargo Advantage Specialized Financial Services Fund	Registrant	Wells Fargo Advantage Classic Value Fund	Registrant
Evergreen Disciplined Value Fund	Evergreen Equity Trust	Wells Fargo Advantage Disciplined Value Fund	Registrant
Wells Fargo Advantage U.S. Value Fund	Registrant	Wells Fargo Advantage Disciplined Value Fund	Registrant
Wells Fargo Advantage Equity Income Fund	Registrant	Wells Fargo Advantage Disciplined Value Fund	Registrant
Evergreen Golden Large Cap Core Fund	Evergreen Equity Trust	Wells Fargo Advantage Large Cap Core Fund	Registrant
Wells Fargo Advantage Large Company Core Fund	Registrant	Wells Fargo Advantage Large Cap Core Fund	Registrant
Evergreen Large Company Growth Fund	Evergreen Equity Trust	Wells Fargo Advantage Premier Large Company Growth Fund	Registrant
Wells Fargo Advantage Large Company Growth Fund	Registrant	Wells Fargo Advantage Premier Large Company Growth Fund	Registrant
Evergreen Emerging Markets Growth Fund	Evergreen International Trust	Wells Fargo Advantage Emerging Markets Equity Fund II	Registrant
Wells Fargo Advantage Emerging Markets Equity Fund	Registrant	Wells Fargo Advantage Emerging Markets Equity Fund II	Registrant

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the prospectus/proxy statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       You noted changing the prospectus/proxy statement’s organization might make it more readable and suggested listing each Merger pairing separately as a possible approach. You suggested the use of tables in the distribution and/or shareholder servicing fee disclosures in the sections entitled “Merger Summary -- Shareholder Fee and Fund Expense Comparison.”

Response:      We have made the following organizational changes to the prospectus/proxy statement: (i) we revised the sections entitled “Merger Summary -- Principal Risk Comparison” to present the summary discussion of principal risks separately for each Merger pairing; (ii) we revised the sections entitled “Merger Summary -- Shareholder Fee and Fund Expense Comparison” to present fee comparison disclosures separately for each Merger pairing; and (iii) we reorganized the in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison” to include additional headings in order to more clearly identify the disclosure applicable to each Target  and Acquiring Fund pair.

Comment:       With respect to each Merger, in the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” you requested that we highlight any significant differences in the Target Fund's and Acquiring Fund’s fundamental investment policies.

Response:      In response to your comment, with respect to the proposed Merger of the Wells Fargo Advantage Specialized Financial Services Fund into Wells Fargo Advantage Classic Value Fund, we have added the following disclosure:

                        “Although the Fund families have historically used different terminology and descriptions to describe their fundamental investment policies, the fundamental policies of the Target and Acquiring are substantively similar, except that Wells Fargo Advantage Specialized Financial Services Fund’s fundamental policies permit it to invest greater that 25% of its assets in securities of companies that its adviser considers to be in the "financial services" sector.”

Comment:       You requested that we add the share class mapping disclosure or a cross-reference to the share class mapping disclosure in the sections entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison.”

Response:      We added the following cross-reference to the introductory paragraph in the sections entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison.”:  “The section entitled "Share Class Information" lists the share class of the Acquiring Fund that you are proposed to receive in connection with the Merger.”

Comment:       With respect to each Merger, you requested that we confirm that significant differences in the principal risks of the Target and Acquiring Funds are summarized in the introduction to the section entitled “Merger Summary -- Principal Risk Comparison.”

Response:      With respect to each Merger, we have confirmed that the introduction to the “Merger Summary -- Principal Risk Comparison” section includes a summary of significant differences in the principal risks of the Target and Acquiring Funds.

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Funds and the Acquiring Funds for buying, selling and exchanging Fund shares.

Response:      The Mergers are not expected to affect significantly how shareholders generally buy, sell or exchange shares of the Funds they own.  Accordingly, a statement to that effect is included in the summary section entitled “Merger Summary -- Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares.” Additional detail regarding buying, selling and exchanging shares of the Funds is included in the section entitled “Buying, Selling and Exchanging Fund Shares -- Purchase and Redemption Information.”

Comment:       In the sections entitled “Merger Summary -- Investment Goal and Strategy Comparison,” you suggested removing the sentence which states that the Funds “have similar investment goals and strategies” for the following proposed Mergers: (i) Evergreen Equity Income Fund into the Wells Fargo Advantage Classic Value Fund; and (ii) Wells Fargo Advantage Large Company Core Fund into Wells Fargo Advantage Large Cap Core Fund.

Response:      We have made the requested changes.

Comment:       You requested that we ensure that the listed indices for the Wells Fargo Advantage Classic Value Fund, the Wells Fargo Advantage Disciplined Value Fund, the Wells Fargo Advantage Large Cap Core Fund, and the Wells Fargo Advantage Premier Large Company Growth Fund are appropriate.

Response:      Each index was selected based on, among other things, the Fund's investment strategy and the universe of investments that the Fund's portfolio manager(s) considers for investment.  In addition, we have confirmed that each index is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7).  Accordingly, the Registrant believes that the listed indices are appropriate.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Wells Fargo Advantage U.S. Value Fund into Wells Fargo Advantage Disciplined Value Fund, you asked that we explain that the term “total return” consists of capital appreciation and income.

Response:      We have made the requested change.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Evergreen Golden Large Cap Core Fund into the Wells Fargo Advantage Large Cap Core Fund, you asked that we: (i) explain any differences between the terms “capital growth” and “capital appreciation,” or note that these terms have the same meaning; and (ii) explain any differences between the terms “large-sized U.S. exchange-listed companies” and “large-capitalization companies,” or note that these terms have the same meaning.

Response:      We have modified the disclosure to state that the Funds' investment goals are substantively the same.  We respectfully decline to provide further information regarding the terms "large-sized U.S. exchange-listed companies” and “large-capitalization companies” as each of those terms is already defined in the description of the Funds' principal investment strategies.  However, we have replaced the following sentence:  “Evergreen Golden Large Cap Core Fund normally invests at least 80% of its assets in common stocks of large-sized U.S. exchange-listed companies and the Wells Fargo Advantage Large Cap Core Fund normally invests at least 80% of its assets in equity securities of large-capitalization companies” with the following:  “Both Funds normally invest at least 80% of their assets in securities of large-capitalization companies.”

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Evergreen Golden Large Cap Core Fund into the Wells Fargo Advantage Large Cap Core Fund, you asked that we compare any significant difference between the Funds' derivatives strategies.

Response:      There are no significant differences in the strategies of the Funds with respect to investing in derivatives.  Therefore, no additional disclosure has been added.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of the Wells Fargo Advantage Large Company Core Fund into the Wells Fargo Advantage Large Cap Core Fund, you asked that we add disclosure explaining that, even though only Wells Fargo Advantage Large Cap Core Fund has an explicitly stated strategy to avoid investing in issuers for which the primary industry classification is alcohol, gaming or tobacco, Wells Fargo Advantage Large Company Core Fund also generally avoids investing in such issuers.

Response:      We have revised the disclosure in the section entitled “Merger Summary - - Investment Goal and Strategy Comparison” to read as follows:  “Although only the Wells Fargo Advantage Large Cap Core Fund has an explicitly stated strategy to avoid investing in issuers for which the primary industry classification is alcohol, gaming or tobacco, the Wells Fargo Advantage Large Company Core Fund has generally not invested in such issuers.”

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” in the tables describing the strategy of the Wells Fargo Advantage Large Cap Core Fund, you: (i) asked that we clarify the term “selection universe” in describing the Fund’s sell strategy; and (ii) requested that we provide more information regarding how individual securities are selected.

Response:      (i) With respect to your comment on using the term “selection universe,” we have modified that statement in the sell strategy as read as follows:  “Upon the sale of any security, we seek to invest the proceeds in the most attractive security, in light of all relevant considerations, in which the Fund may invest in accordance with the Fund's investment restrictions.”

                        (ii) With respect to your comment on security selection, we respectfully decline to make the requested change, as we believe the existing disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b) (2) of Form N-1A.

Comment:       In the section entitled “Merger Summary -- Principal Risk Comparison,” for the proposed Mergers of Evergreen Golden Large Cap Core Fund and the Wells Fargo Advantage Large Company Core Fund into the Wells Fargo Advantage Large Cap Core Fund, you suggested inverting the language in the second to last sentence to track better with the last sentence in the paragraph.

Response:      We have made a number of changes to the section to clarify the disclosure.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Evergreen Large Company Growth Fund into the Wells Fargo Advantage Premier Large Company Growth Fund, you asked that we explain any differences between the terms “capital growth” and “capital appreciation,” or note that these terms mean the same thing.

Response:      We have modified the language so that it indicates the Funds' investment goals are substantively the same.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of the Wells Fargo Advantage Large Company Growth Fund into the Wells Fargo Advantage Premier Large Company Growth Fund, you noted that we say the Funds “have similar investment goals and strategies” and requested that we amend, if appropriate, to state that the investment goals and strategies of the Funds are the same.

Response:      We have revised the disclosure to state that the investment goals are the same.  We respectfully decline to revise the disclosure regarding the investment strategies of the Funds as the existing disclosure that precedes each Fund’s principal strategies discusses a distinction in the Funds’ strategies.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” in the tables describing the strategy of Wells Fargo Advantage Premier Large Company Growth Fund, you requested that we provide more information regarding how individual securities are selected.

Response:      We respectfully decline to make the requested change, as we believe the existing disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b) (2) of Form N-1A.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of the Wells Fargo Advantage Emerging Markets Equity Fund into the Wells Fargo Advantage Emerging Markets Equity Fund II, you noted that we say the Funds “have similar investment goals and strategies” and requested that we amend, if appropriate, to state that the investment goals and strategies of the Funds are the same.

Response:      We have revised the disclosure that precedes the description of the Funds’ investment goals and principal investment strategies as follows:  “Wells Fargo Advantage Emerging Markets Equity Fund and Wells Fargo Advantage Emerging Markets Equity Fund II have the same investment goals and substantially similar investment strategies.”

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment:       You asked that we explain briefly how the accounting and performance survivor for each Merger was determined.

Response:      For each Merger, we considered all relevant factors, including those discussed by the Staff of the Securities and Exchange Commission (the “Commission”) in the North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”).  In the NAST Letter, the Commission Staff stated that, in determining which predecessor fund the surviving fund most closely resembles for purposes of determining the accounting and performance survivor, one should consider, among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

The following discussions include a summary description of some of the most important factors considered in determining the performance and accounting survivor for each Merger:

Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund into Wells Fargo Advantage Classic Value Fund (a newly formed fund)

Evergreen Equity Income Fund was selected to be the accounting and performance survivor.  In determining that the combined fund would more closely resemble Evergreen Equity Income Fund than the Wells Fargo Advantage Specialized Financial Services Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Classic Value Fund will be managed by the portfolio management team that currently manages Evergreen Equity Income Fund.  Although Evergreen Equity Income Fund  is advised by Evergreen Investment Management Company LLC (“EIMC”), whereas the Wells Fargo Advantage Specialized Financial Services Fund is, and the Wells Fargo Advantage Classic Value Fund will be, managed by Wells Fargo Funds Management, LLC (“Funds Management”) and sub-advised by Wells Capital Management Incorporated (“Wells Cap”), the portfolio management team for Evergreen Equity Income Fund will manage the Wells Fargo Advantage Classic Value Fund as employees of Wells Cap after the Merger.

After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions that are more similar to those of Evergreen Equity Income Fund than those of the Wells Fargo Advantage Specialized Financial Services Fund.  For example, the Wells Fargo Advantage Specialized Financial Services Fund normally invests at least 80% of its net assets in equity securities of financial services companies.  Neither the combined fund nor Evergreen Equity Income Fund have a similar investment policy.

The general expense structure and service provider arrangements of the Wells Fargo Advantage Specialized Financial Services Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 1.25% for Class A, 2.00% for Class B, 2.00% for Class C, 1.00% for Administrator Class, and 1.50% for Class R. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.  Although the expense structure of the Wells Fargo Advantage Specialized Financial Services Fund is expected to represent the expense structure of the post-Merger fund, because of these expense restrictions the expense structure of the post-Merger fund will be substantially similar to the expense structure of Evergreen Equity Income Fund.

Evergreen Equity Income Fund has substantially more net assets than the Wells Fargo Advantage Specialized Financial Services Fund.  As of February 28, 2010, Evergreen Equity Income Fund had approximately $643 million in net assets and the Wells Fargo Advantage Specialized Financial Services Fund had approximately $87 million in net assets.

The combined fund is expected to have a portfolio composition similar to that of the pre-Merger Evergreen Equity Income Fund because the combined fund’s portfolio is expected to be comprised overwhelmingly of investments previously held by Evergreen Equity Income Fund.  In addition, future investments made by the combined fund will be made in accordance with investment objectives, strategies, and restrictions more similar to those of Evergreen Equity Income Fund.  Furthermore, the combined fund also is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen Equity Income Fund because future investments made by the combined fund will be made by the current portfolio management team of Evergreen Equity Income Fund.

Evergreen Disciplined Value Fund, Wells Fargo Advantage U.S. Value Fund, and Wells Fargo Advantage Equity Income Fund into Wells Fargo Advantage Disciplined Value Fund (a newly formed fund)

Evergreen Disciplined Value Fund was selected to be the accounting and performance survivor.  In determining that the combined fund would more closely resemble Evergreen Disciplined Value Fund than either the Wells Fargo Advantage U.S. Value Fund or the Wells Fargo Advantage Equity Income Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Disciplined Value Fund will be managed by the same portfolio management team as Evergreen Disciplined Value Fund.  Although Evergreen Disciplined Value Fund is advised by EIMC, whereas the Wells Fargo Advantage U.S. Value Fund and the Wells Fargo Advantage Equity Income Fund are, and the Wells Fargo Advantage Disciplined Value Fund will be, managed by Funds Management and sub-advised by Wells Cap, the portfolio management team for Evergreen Disciplined Value Fund will manage the Wells Fargo Advantage Disciplined Value Fund as employees of Wells Cap after the Merger.

After the Merger the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions that are most similar to those of Evergreen Disciplined Value Fund.   Unlike the combined fund, Evergreen Disciplined Value Fund, and Wells Fargo Advantage U.S. Value Fund, the Wells Fargo Advantage Equity Income Fund normally invests at least 80% of its net assets in income-producing equity securities of large-capitalization companies.  While the combined fund, like both Evergreen Disciplined Value Fund and the Wells Fargo Advantage U.S. Value Fund, normally invests primarily in large capitalization companies, the combined fund and Evergreen Disciplined Value Fund define large capitalization companies the same way.

The general expense structure and service provider arrangements of the Wells Fargo Advantage U.S. Value Fund and the Wells Fargo Advantage Equity Income Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 1.10% for Class A, 1.85% for Class C, 0.85% for Administrator Class, and 1.17% for Investor Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.  We believe this factor should be viewed as less important than the other factors discussed because any differences between the acquiring fund’s expense structure and service provider arrangements and those of the accounting and performance survivor are more generally attributable to the design and structure of the overall combination of the Wells Fargo Advantage family of funds with the Evergreen family of funds than this specific merger.

Each Target Fund has similar net assets.  As of February 28, 2010, the Wells Fargo Advantage U.S. Value Fund had approximately $140 million in net assets, the Wells Fargo Advantage Equity Income Fund had approximately $123 million in net assets and Evergreen Disciplined Value Fund had approximately $132 million in net assets.

The combined fund over time is expected to have a portfolio composition most similar to that of the pre-Merger Evergreen Disciplined Value Fund because future investments made by the combined fund will be made in accordance with investment objectives, strategies, and restrictions most similar to those of Evergreen Disciplined Value Fund.  Furthermore, the combined fund also is expected to have a portfolio composition most similar to that of the pre-Merger Evergreen Disciplined Value Fund because future investments made by the combined fund will be made by the current portfolio management team of Evergreen Disciplined Value Fund.

Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund into Wells Fargo Advantage Large Cap Core Fund (a newly formed fund)

Evergreen Golden Large Cap Core Fund was selected to be the accounting and performance survivor. In determining that the combined surviving fund would more closely resemble Evergreen Golden Large Cap Core Fund than the Wells Fargo Advantage Large Company Core Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Large Cap Core Fund will be managed by the same portfolio management team as Evergreen Golden Large Cap Core Fund.  Although Evergreen Golden Large Cap Core Fund is advised by EIMC and sub-advised by Golden Capital Management, LLC (“Golden”), whereas the Wells Fargo Advantage Large Company Core Fund is, and the Wells Fargo Advantage Large Cap Core Fund will be, managed by Funds Management, the Wells Fargo Advantage Large Cap Core Fund will be sub-advised by Golden.

After the Merger the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions that are more similar to those of Evergreen Golden Large Cap Core Fund than those of the Wells Fargo Advantage Large Company Core Fund.  For example, while the combined fund, the Wells Fargo Advantage Large Company Core Fund, and Evergreen Golden Large Cap Core Fund each normally invest at least 80% of their net assets in large capitalization companies, the combined fund and Evergreen Golden Large Cap Core Fund both define large-capitalization companies by reference to the S&P 500 Index.  The Wells Fargo Advantage Large Company Core Fund defines large capitalization companies as those with market capitalizations of $3 billion or more.  Also, unlike the Wells Fargo Advantage Large Company Core Fund, both the combined fund and Evergreen Golden Large Cap Core Fund generally avoid companies for which the primary industry classification is alcohol, gaming or tobacco.

The general expense structure and service provider arrangements of the Wells Fargo Advantage Large Company Core Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 1.14% for Class A, 1.89% for Class C, 0.90% for Administrator Class, 0.66% for Institutional Class, and 1.21% for Investor Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.  While the net expense ratios of the funds are substantially similar, we believe this factor should be viewed as less important than the other factors discussed because any differences between the acquiring fund’s expense structure and service provider arrangements and those of the accounting and performance survivor are more generally attributable to the design and structure of the overall combination of the Wells Fargo Advantage family of funds with the Evergreen family of funds than this specific merger.

The Wells Fargo Advantage Large Company Core Fund has substantially more net assets than Evergreen Golden Large Cap Core Fund.  As of February 28, 2010, Wells Fargo Advantage Large Company Core Fund had approximately $268 million in net assets and Evergreen Golden Large Cap Core Fund had approximately $5 million in net assets. As a result of this, the combined fund initially is expected to have a portfolio composition similar to that of the pre-Merger Wells Fargo Advantage Large Company Core Fund because the combined fund’s portfolio is expected to be comprised overwhelmingly of investments previously held by the Wells Fargo Advantage Large Company Core Fund.  However, the combined fund over time is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen Golden Large Cap Core Fund because future investments made by the combined fund will be made in accordance with investment objectives, strategies, and restrictions more similar to those of Evergreen Golden Large Cap Core Fund than Wells Fargo Advantage Large Company Core Fund.  Furthermore, the combined fund also is expected to have a portfolio composition over time more similar to that of the pre-Merger Evergreen Golden Large Cap Core Fund because future investments made by the combined fund will be made by the current portfolio management team of Evergreen Golden Large Cap Core Fund.

Evergreen Large Company Growth Fund and Wells Fargo Advantage Large Company Growth Fund into Wells Fargo Advantage Premier Large Company Growth Fund (a newly formed fund)

Evergreen Large Company Growth Fund was selected to be the accounting and performance survivor.  In determining that the combined fund would more closely resemble Evergreen Large Company Growth Fund than the Wells Fargo Advantage Large Company Growth Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Premier Large Company Growth Fund will be managed by the same portfolio management team as Evergreen Large Company Growth Fund.  Evergreen Large Company Growth Fund is advised by EIMC, whereas Wells Fargo Advantage Large Company Growth Fund is, and the Wells Fargo Advantage Premier Large Company Growth Fund will be, managed by Funds Management.  The Wells Fargo Advantage Large Company Growth Fund is sub-advised by Peregrine Capital Management, Inc.; the Wells Fargo Advantage Premier Large Company Growth Fund will be sub-advised by Wells Cap. The portfolio management team for Evergreen Large Company Growth Fund; however, will manage the Wells Fargo Advantage Premier Large Company Growth Fund as employees of Wells Cap after the Merger.

After the Merger the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions that are more similar to those of Evergreen Large Company Growth Fund than those of Wells Fargo Advantage Large Company Growth Fund.  While the combined fund, the Wells Fargo Advantage Large Company Growth Fund, and the Wells Fargo Advantage Premier Large Company Growth Fund each normally invest at least 80% of their net assets in large capitalization issuers, the combined fund and Evergreen Large Company Growth Fund both define large capitalization issuers as those with market capitalizations within the range of the Russell 1000 Index. The Wells Fargo Large Company Growth Fund defines large capitalization issuers as those with market capitalizations of $3 billion or more.   Also, unlike Evergreen Large Company Growth Fun and the combined fund, the Wells Fargo Advantage Large Company Growth Fund is a feeder fund in a master/feeder structure.

The general expense structure and service provider arrangements of the Wells Fargo Advantage Large Company Growth Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 1.12% for Class A, 1.87 for Class B, 1.87% for Class C,  0.95% for Administrator Class, 0.75% for Institutional Class, and 1.19% for Investor Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.  While the net expense ratios of the funds are substantially similar, we believe this factor should be viewed as less important than the other factors discussed because any differences between the acquiring fund’s expense structure and service provider arrangements and those of the accounting and performance survivor are more generally attributable to the design and structure of the overall combination of the Wells Fargo Advantage family of funds with the Evergreen family of funds than this specific merger.

The Wells Fargo Advantage Large Company Growth Fund has a similar net asset size to that of Evergreen Large Company Growth Fund.  As of February 28, 2010, the Wells Fargo Advantage Large Company Growth Fund had approximately $381 million in net assets and Evergreen Large Company Growth Fund had approximately $334 million in net assets.

The combined fund over time is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen Large Company Growth Fund because future investments made by the combined fund will be made in accordance with investment objectives, strategies, and restrictions more similar to those of Evergreen Large Company Growth Fund.  Furthermore, the combined fund also is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen Large Company Growth Fund because future investments made by the combined fund will be made by the current portfolio management team of Evergreen Large Company Growth Fund.

Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund into Wells Fargo Advantage Emerging Markets Equity Fund II (a newly formed fund)

Evergreen Emerging Markets Growth Fund was selected to be the accounting and performance survivor.  In determining that the combined fund would more closely resemble Evergreen Emerging Markets Growth Fund than the Wells Fargo Advantage Emerging Markets Equity Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Emerging Markets Equity Fund II will be managed by the same portfolio management team as Evergreen Emerging Markets Growth Fund.  Although Evergreen Emerging Markets Growth Fund is advised by EIMC, whereas the Wells Fargo Advantage Emerging Markets Equity Fund is, and the Wells Fargo Advantage Emerging Markets Equity Markets Fund II will be, managed by Funds Management and sub-advised by Wells Cap, the portfolio management team for Evergreen Emerging Markets Equity Fund will manage the Wells Fargo Advantage Emerging Markets Equity Fund II as employees of Wells Cap after the Merger.

The combined fund, the Wells Fargo Advantage Emerging Markets Equity Fund, and Evergreen Emerging Markets Growth Fund have investment objectives and investment strategies that are substantially similar.

The general expense structure and service provider arrangements of the Wells Fargo Advantage Emerging Markets Equity Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 1.87% for Class A, 2.62 for Class B, 2.62% for Class C,  and 1.60% for Administrator Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.  While the net expense ratios of the funds are similar, we believe this factor should be viewed as less important than the other factors discussed because any differences between the acquiring fund’s expense structure and service provider arrangements and those of the accounting and performance survivor are more generally attributable to the design and structure of the overall combination of the Wells Fargo Advantage family of funds with the Evergreen family of funds than this specific merger.

Evergreen Emerging Markets Growth Fund has substantially more net assets than the Wells Fargo Advantage Emerging Markets Equity Fund.  As of February 28, 2010, Evergreen Emerging Markets Growth Fund had approximately $843 million in net assets and Wells Fargo Advantage Emerging Markets Equity Fund had approximately $147 million in net assets.

The combined fund is expected to have a portfolio composition similar to that of the pre-Merger Evergreen Emerging Markets Growth Fund because the combined fund’s portfolio is expected to be comprised overwhelmingly of investments previously held by Evergreen Emerging Markets Growth Fund.  In addition, future investments made by the combined fund will be made by the current portfolio management team of Evergreen Emerging Markets Growth Fund.

Comment:       With respect to each Merger, in the section entitled “Merger Summary -- Tax Information,” you requested that we provide more detailed disclosure regarding any anticipated disposal of securities in connection with each Merger.

Response:      The disclosure in this section currently states that “[a] substantial portion of the securities held by your Target Fund may be disposed of in connection with the Merger.  This could result in additional portfolio transaction costs to your Target Fund and increased taxable distributions to shareholders of your Target Fund.”  In addition, with respect to the Merger of the Wells Fargo Advantage Specialized Financial Services Fund into the Wells Fargo Advantage Classic Value Fund, we have added the following additional disclosure:  “If only shareholders of the Wells Fargo Advantage Specialized Financial Services Fund approve the Merger, the Wells Fargo Advantage Classic Value Fund would be significantly overweighted in securities of financial services companies and would expect to dispose of a substantial amount of such securities. This would result in additional portfolio transaction costs and, potentially, increased taxable distributions to Wells Fargo Classic Value Fund shareholders, including former Wells Fargo Advantage Specialized Financial Services Fund shareholders that receive shares of Wells Fargo Advantage Classic Value Fund in connection with the Merger.”

With respect to the other Mergers, we are unable to provide more specific information, given the following considerations:

there are no restrictions on the portfolio managers' ability to sell portfolio securities;

the exact amount of sales of securities cannot be determined until the Mergers are complete; and

sell decisions are based on numerous factors, including prices, market conditions and costs, and sales of a Fund's securities following a Merger will depend upon the portfolio manager's investment views and assessment of these factors at that time.

Comment:       You asked that, in the introductory paragraph to each section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison” and in the introductory paragraph to the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” we add a cross-reference to the share class mapping disclosure provided at the beginning of the “Merger Summary” sections under “Share Class Information.”

Response:      We added the following cross-reference to the introductory paragraph in the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information”:   “The sub-section entitled ‘Share Class Information’ in the “Merger Summary” section that relates to your Merger includes a table that shows the share class of the Acquiring Fund that you are proposed to receive in connection with the Merger.”

We also added the following cross-reference to the introductory paragraph in each section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison”:  “The section entitled ‘Share Class Information’ lists the share class of the Acquiring Fund that you are proposed to receive in connection with the Merger.”

Comment:       With respect to the Wells Fargo Advantage Equity Income Fund and the Wells Fargo Advantage Large Company Growth Fund, each a Target Fund in a proposed Merger and a gateway/feeder fund in a master-feeder structure (“Feeder Target Funds”), you asked us to confirm whether it was the case that each Fund would sell its interest in the master portfolios or redeem its interest in-kind and transfer its securities to its respective Acquiring Fund in its Merger.

Response:      We confirm that it is the case that if shareholders approve the Merger, each Feeder Target Fund would withdraw its investment from the Master Portfolio and would receive a pro rata in-kind distribution of such Master Fund’s portfolio securities.

Comment:       In the Investment Goal and Strategy Comparison table for Evergreen Large Company Growth Fund, you noted that the stated market capitalization range for the Russell Top 200® Index seemed incorrect.

Response:      We have revised the disclosure to state the correct range of “$2.4 billion to $323.7 billion.”

Comment:       In the pro forma Shareholder Fees table for the Wells Fargo Advantage Premier Large Company Growth Fund, you requested that we remove footnote 1

Response:      We have made the requested change.

Comment:       In the section entitled “Reasons for the Mergers,” under the heading “Wells Fargo Advantage Funds,” you asked that the second paragraph under “EXPECTED TAX-FREE CONVERSION OF THE TARGET FUND SHARES” state that an explanation of the possible tax consequences of the Feeder Target Funds’ planned redemption of their holdings in the master portfolios can be found in the section entitled “Tax Information” in the Merger Summary for each Feeder Target Fund Merger.

Response:      Because the explanation of the possible tax consequences of Feeder target Funds’ planned redemption of their holdings in the master portfolios only applies to Feeder Target Funds, we have modified the disclosure in the “Reasons for the Mergers” section as follows:  “An explanation of the tax consequences of a redemption of a Target Fund’s holdings in a master portfolio before the Effective Time of the Merger can be found in the section entitled “Merger Summary -- Tax Information” for such Merger.”

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you requested that we include disclosure which notes that with respect to each Merger the pro forma Annual Fund Operating Expenses provided are estimated.

Response:      We have made the requested change.

Comment:       You requested that we clarify the formatting in the tables entitled “Example of Fund Expenses” to make it clear which columns are “Assuming Redemption at End of Period” and which are “Assuming No Redemption.”

Response:      We have made the requested change.

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you requested that we update the dollar amounts in the Expense Example table for the Wells Fargo Advantage U.S. Value Fund and the Wells Fargo Advantage Large Company Core Fund to reflect the conversion of Class B shares to Class A shares.

Response:      We have made the requested changes.

Pro Forma Financial Statements Comment from Ms. Hatch:

Comment:       In the Pro Forma Combining Financial Statements for the Wells Fargo Advantage Classic Value Fund, you requested that we revise the 4th paragraph in Note 1, entitled “Basis of Combination,” to state that if the Merger of Evergreen Equity Income Fund into Wells Fargo Advantage Classic Value Fund is not approved but the Merger of Wells Fargo Advantage Specialized Financial Services Fund into Wells Fargo Advantage Classic Value Fund is approved, the Wells Fargo Advantage Specialized Financial Services Fund will be the accounting and performance survivor.

Response:      We have made the requested change.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file the definitive form of prospectus/proxy statement on or around April 20, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                                                                                                                                /s/ Catherine F. Kennedy

                                                                                                                                                                                                Catherine F. Kennedy, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.